SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WINS COURT ORDER AGAINST GERMAN SCREEN SCRAPING WEBSITE

Ryanair, Europe's largest low fares airline today
(Thursday, 10
th
 July 2008)
confirmed that it had secured an injunction in the
 Hamburg Regional
 Court against one of Germany's largest screenscraping companies Vtours GmBH. This order effectively prevents Vtours GmBH from unlawfully accessing Ryanair's website, and presenting Ryanair's flights and timetables for sale to Vtours
GmBH
customers.

Ryanair, which is the only
European
airline to guarantee the lowest fares
(and no surcharges)
on every route it flies, has a policy of bannin
g these unlawful screenscrapers
 wherever third party companies attempt to misuse and
/or
 mis
-
sell details of Ryanair's flights and pricing. Ryanair explained that their objections to these third party screen scrapers are based on the following:

  These screenscrapers are in breach of Ryanair.com's copyright and terms of use.
  Many of these screenscrapers charge consumers a handling
  fee
  for their non existent service
   of showing them Ryanair's lowest prices
  .
  Many of the screenscrapers fail to provide passengers with Ryanair's terms and conditions of travel.
  Many of these screenscrapers do not pass on Ryanair
  e-mail
  messages about flight changes, delays or policy changes.
  Many of these screenscrapers are unlawfully using Ryanair's lowest fares to mis
  -
  sell higher cost accommodation,
  car hire
   and travel insurance to intending Ryanair passengers,
  compared to what
   are available to those passengers at lower cost on Ryanair.com's website.

Since
www.ryanair.com

 is the only travel website with the lowest air fares in
Europe
, these screenscrapers are breaking both Ryanair's copyright and terms of use. They are similar to video or software pirates, in that they are pretending to present Ryanair flights as their own service
and are engaged in blatant mis
-
selling and
/or
 overcharging passengers for their non existent services. Ryanair welcomes the decision by the

Hamburg Regional
 Court
 in
Germany
 and welcomes the fact that Vtours GmBH from today is legally prohibited from engaging in th is
 unlawful screenscraping practice.

Ryanair'
s Michael Cawley said today:

"We welcome this decision by the

Hamburg Regional
 Court
 in
Germany
. Screenscraping is an unlawful activity which is a breach of Ryanair's copyright and the terms of use of
www.ryanair.com
. It is simply unacceptable that consumers are being misled by these screenscrapers into paying "handling charges" for Ryanair's flights which they can purchase the same flights
 with no handling charge on
www.r
yanair.com.
W
e remain deeply concerned at the failure of many of these screenscrapers to properly communicate Ryanair's terms and conditions, our policies or up to date flight changes and flight information, to customers who mistakenly believe that they have made bookings directly with Ryanair.

"
Ryanair believes these screenscrapers are nothing more than video or software pirates and we will continue to campaign across Europe for legislation to prohib it this unlawful screenscraping

and this breach of copyright laws,
which will prevent these profiteering middlemen from engaging in the mis
-
selling of Ryanair's flights and information.

"Ryanair believes that this groundbreaking Court ruling in
Germany
 will be the first of a series of such pro-consumer decisions across
Europe
".

Ends.

                   Thursday, 10
th
 July 2008

For further information
please contact:

Stephen McNamara

       Pauline
McAlester

            Ryanair Ltd

Murray
 Consultants

                            Tel: +353-1-8121212

      Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  10 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director